Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 December 8, 2009

$ Buffered Return Enhanced Notes Linked to the Performance of the Japanese Yen due December 16, 2011 Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek a return of 1.28* times the performance of the Japanese yen per U.S. dollar exchange rate up to a maximum return on the Notes of 19.20%* at maturity. Investors should be willing to forgo interest payments and, if the reference asset return is less than –10%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing December 16, 2011[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about December 11, 2009[2] (the “pricing date”) and are expected to issue on or about December 16, 2009[2] (the “settlement date”).

*	The actual upside leverage factor and maximum return will be determined on the pricing date and will not be less than 1.28 and 19.20%, respectively.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	The Japanese yen per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “JPY” under the caption “MID” at approximately 4 p.m., London time, on the relevant date (“USDJPY”).

Upside Leverage Factor:	1.28* * The actual upside leverage factor will be determined on the pricing date but will not be less than 1.28.

Maximum Return:	19.20%* * The actual maximum return will be determined on the pricing date but will not be less than 19.20%.

Payment at Maturity:

If the final rate is greater than the initial rate, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the reference asset return multiplied by the upside leverage factor, subject to the maximum return on the Notes of 19.20%*. For example, if the reference asset return is 15.00%* or more, you will receive the maximum return on the Notes of 19.20%*, which entitles you to the maximum payment of $1,192.00* for every $1,000 principal amount Note that you hold. Accordingly, if the reference asset return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × (Reference Asset Return × Upside Leverage Factor)]

*   Assuming an upside leverage factor and maximum return of 1.28 and 19.20, respectively. The actual upside leverage factor, maximum return and maximum payment on the Notes will be set on the pricing date and will not be less than 1.28, 19.20% and $1,192.00, respectively.

If the reference asset return is negative, your principal is protected up to a reference asset return of –10%. If the reference asset return is equal to or less than 0% and greater than or equal to –10%, you will receive the principal amount of your Notes at maturity.

If the reference asset return is less than –10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the reference asset return is less than –10%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 × (Reference Asset Return + 10%) × Downside Leverage Factor]

You will lose some or all of your investment at maturity if the reference asset return is less than -10%, however the payment at maturity will not be less than $0.00.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Reference Asset Return:

The performance of the reference asset from the initial rate to the final rate, calculated as follows:

Final Rate – Initial Rate

Final Rate

Initial Rate = [—], which is USDJPY on the pricing date.

Final Rate = USDJPY on the final valuation date.

Final Valuation Date:	December 14, 2011[1]

Maturity Date:	December 16, 2011[1]

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740JEM8 and US06740JEM80

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Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement. If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

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Expected. In the event we make any change to the expected pricing date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

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The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an initial rate of 90.56, an upside leverage factor of 1.28 and a maximum return on the Notes of 19.20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Rate	Reference Asset Return	Payment at Maturity	Total Return on the Notes
201.24	55.00%	$1,192.00	19.20%
164.65	45.00%	$1,192.00	19.20%
139.32	35.00%	$1,192.00	19.20%
120.75	25.00%	$1,192.00	19.20%
106.54	15.00%	$1,192.00	19.20%
100.62	10.00%	$1,128.00	12.80%
95.33	5.00%	$1,064.00	6.40%
90.56	0.00%	$1,000.00	0.00%
86.25	-5.00%	$1,000.00	0.00%
82.33	-10.00%	$1,000.00	0.00%
78.75	-15.00%	$944.44	-5.56%
75.47	-20.00%	$888.89	-11.11%
69.66	-30.00%	$777.78	-22.22%
64.69	-40.00%	$666.67	-33.33%
60.37	-50.00%	$555.56	-44.44%
56.60	-60.00%	$444.44	-55.56%
53.27	-70.00%	$333.33	-66.67%
50.31	-80.00%	$222.22	-77.78%
47.66	-90.00%	$111.11	-88.89%
45.28	-100.00%	$0.00	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Japanese yen weakens against the U.S. dollar, with USDJPY increasing from the initial rate of 90.56 to a final rate of 95.33. The reference asset return is calculated as follows:

(Final Rate – Initial Rate)/ Final Rate

(95.33-90.56)/95.33= 5.00%

Because the reference asset return of 5.00% multiplied by 1.28 does not exceed the hypothetical maximum return of 19.20%, the investor receives a payment at maturity of $1,064.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return × Upside Leverage Factor)]

$1,000 + [$1,000 × (5.00% × 1.28)] = $1,064.00

Example 2: The Japanese yen strengthens against the U.S. dollar, with USDJPY decreasing from the initial rate of 90.56 to a final rate of 86.25. The reference asset return is calculated as follows:

(Final Rate – Initial Rate)/ Final Rate

(86.25-90.56)/86.25 = -5.00%

Because the reference asset return is negative but not less than the buffer percentage of –10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Japanese yen weakens against the U.S. dollar, with USDJPY increasing from the initial rate of 90.56 to a final rate of 120.75. The reference asset return is calculated as follows:

(Final Rate – Initial Rate)/ Final Rate

(120.75-90.56)/120.75= 25.00%

Because the reference asset return of 25.00% multiplied by 1.28 exceeds the hypothetical maximum return of 19.20%, the investor receives a payment at maturity of $1,192.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The Japanese yen strengthens against the U.S. dollar, with USDJPY decreasing from the initial rate of 90.56 to a final rate of 75.47. The reference asset return is calculated as follows:

(Final Rate – Initial Rate)/ Final Rate

(75.47-90.56)/75.47= -20.00%

Because the reference asset return is less than the buffer percentage of –10%, the investor will receive a payment at maturity of $888.89 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000  × (-20% + 10%) × 1.1111] = $888.89

Selected Purchase Considerations

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Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive reference asset return by the upside leverage factor, up to the maximum return on the Notes of 19.20%, or $1,192.00 for every $1,000 principal amount Note. The actual maximum return and maximum payment on the Notes will be set on the pricing date and will not be less than 19.20% and $1,192.00, respectively. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a negative reference asset return of up to -10%. If the reference asset return is less than -10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the reference asset return is less than -10%.

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Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements and modifies the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. To the extent that the discussion below is inconsistent with the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement, the discussion below supersedes the discussion in the prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss will generally be exchange gain or loss.

Exchange gain or loss will generally be treated as U.S. source ordinary income or loss. However, we believe it would be reasonable to take the position that you are permitted to elect to treat the gain or loss that you recognize with respect to your Notes as capital gain or loss and that such capital gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. More specifically a taxpayer may elect to treat the gain or loss from a “forward contract” or a “similar financial instrument” with respect to foreign currency as capital gain or loss. We believe that it would be reasonable to take the position that the Notes should be treated as a “forward contract” or a “similar financial instrument” for this purpose. This election must be made on the date you acquire the Notes, and you should consult your tax advisor about how this election might be made with respect to your Notes.

You may make the election described above by clearly identifying your Notes as subject to such election in your books and records on the date you acquire your Notes. You must further verify your election by attaching a statement to your income tax return which must (i) set forth a description and date of the election, (ii) state that the election was entered into before the close of the date that you acquired your Notes, (iii) describe any security for which this election was in effect on the date such security was exercised, sold or exchanged during the taxable year, (iv) state that your Notes were never part of a “straddle” as defined in Section 1092 of the Code and (v) state that all transactions subject to the election are included on the statement. Alternatively, you will be treated as having satisfied the election and verification requirements if you acquire, hold and dispose of your Notes in an account with an unrelated broker or dealer and the following requirements are met: (i) only transactions entered into on or after the date the account was established may be recorded in the account, (ii) transactions involving the Notes are entered into the account on the date the transactions are entered into and (iii) the broker or dealer provides you with a statement detailing the transactions conducted through the account and includes in such statement the following language: “Each transaction identified in this account is subject to the election set forth in section 988(a)(1)(B).” Your election may not be effective if you do not comply with the election and verification requirements.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “reportable transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the Notes that is attributable to changes in the spot exchange rate of a foreign currency will be required to report the loss on Internal Revenue Service Form 8886 if such loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult your tax advisor regarding any tax filing and reporting obligations—including any protective filings—that ought to be made in connection with any loss realized in connection with acquiring, owning and disposing of Notes.

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Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. For example, it is possible that the Internal Revenue Service could assert that your Notes should be treated as a non-forward executory contract over the Reference Asset. In such case, the Internal Revenue Service could take the position that the election described above, which generally permits a taxpayer to treat the gain or loss from a “forward contract” or a “similar financial instrument” with respect to foreign currency as capital gain or loss, is not available to a holder of a non-forward executory contract. Accordingly, it is possible that any gain or loss you might recognize with respect to the Notes could be U.S. source ordinary income or loss even if you make the election described above.

In addition, it is possible that the Notes could be treated as a debt instrument denominated in U.S. dollars that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Japanese yen. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference asset return is positive or negative. Your investment will be exposed on a leveraged basis to negative reference asset return beyond the 10% buffer percentage.

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Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final rate is greater than the initial rate, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the performance of the reference asset, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 19.20%.

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Notes Bearish on the Japanese Yen—The reference asset return will only be positive if the value of the Japanese yen weakens relative to the U.S. dollar. If the Japanese yen appreciates in value relative to the U.S. dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of

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an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. Additionally, the discussion of federal income taxes in this free writing prospectus provides that it would be reasonable to take the position that gain from the sale or maturity of the Notes will be long-term capital gain if the Notes are held for more than one year and you properly make the election described above. However, there is a risk that the Internal Revenue Service might assert that (i) your Notes should be treated as a non-forward executory contract over the Reference Asset and that (ii) the election described above is unavailable for such contracts, in which case the Internal Revenue Service may therefore treat such gain as ordinary income. You should carefully review the tax section in this free writing prospectus and consult your tax advisor with any questions.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Japanese yen per U.S. dollar exchange rate from January 2, 2001 through December 4, 2009. USDJPY on December 4, 2009 was 90.56. We obtained the information regarding the Japanese yen per U.S. dollar exchange rate from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of the Japanese yen per U.S. dollar exchange rate should not be taken as an indication of future performance of the Japanese yen per U.S. dollar exchange rate, and no assurance can be given as to USDJPY on the final valuation date. We cannot give you assurance that the performance of the Japanese yen per U.S. dollar exchange rate will result in return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income

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Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $15.00 per $1,000 principal amount Note.

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